

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

August 6, 2008

VIA U.S. MAIL

Charles F. Wagner, Jr.
Chief Financial Officer
Millipore Corporation
290 Concord Road
Billerica, Massachusetts 01821

> **Re: Millipore Corporation**
> **Form 10-K for the year ended December 31, 2007**
> **Filed February 28, 2008**
> **File No. 001-09781**

Dear Mr. Wagner:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Branch Chief